Chief Financial Officer

March 20, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

Notice of disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, included in the Annual Report on Form 20-F for the year ended December 31, 2019 of TOTAL S.A.

Ladies and gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that TOTAL S.A. has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2019, which was filed with the Securities and Exchange Commission on March 20, 2020.

Sincerely,

TOTAL S.A.

By:	/s/ JEAN-PIERRE SBRAIRE
Name:	Jean-Pierre Sbraire
Title:	Chief Financial Officer

Adresse postale : 2 place Jean Millier – La Défense 6 – 92078 Paris La Défense Cedex

Tel. : +33 (0)1 47 44 45 46

TOTAL S.A.

Société Anonyme au capital de 6 504 702 687,50 euros

Siège social : 2 place Jean Millier – La Défense 6 - 92400 Courbevoie – France

542 051 180 RCS NANTERRE